Mail Stop 4561

October 20, 2006

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed on September 28, 2006**
> **File No. 333-136005**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Forms 10-QSB for fiscal quarters ended**
> **March 31, and June 30, 2006, as amended**
> **File No. 0-50561**

Dear Mr. Estevez:

We have reviewed your amended filings and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated August 21, 2006.

General

1. We have reviewed your response to prior comment 1 of our letter dated August 21, 2006. We note your assertions that Dutchess is not an affiliate of the company. We are unable to concur with your apparent belief that a distribution conducted through a non-affiliate would not be a distribution on behalf of the issuer. Given the significant percentage of shares being registered on behalf of Dutchess, it appears that the offering is in fact a direct primary offering being undertaken on your behalf through Dutchess. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. In order to avail yourself of

Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of Dutchess.

Cover Page

2. Please revise the cover page to eliminate the reference to the par value and to avoid defined terms that are readily apparent from the context, such as "Common Stock," "Debentures," and "Warrants." The cover page of the prospectus is subject to the plain English requirements outlined in Rule 421(d) of Regulation C.

Summary, page 3

3. Please refer to prior comment 7 of our letter dated August 21, 2006. Please provide us with marked copies of PC Magazine and PC World, which you cite in the summary section. You state that your company has been "featured in industry publications." Please tell us what other industry publications the company has been featured in and provide us with marked copies of a representative sample of those publications as well.

Risk Factors, page 7

There is a substantial doubt about our ability to continue as a going concern, page 7

4. Please refer to prior comment 13. The subheading fails to capture the essence of the risk in an easily accessible manner for the average investor. It would appear that the immediate consequence of the existence of a going concern qualification is the risk that the accountants identify in their report – that the amounts recorded in the financial statements may require material adjustments if the assumption that the entity is a going concern proves untrue. Please revise the subheading accordingly.

If we are unable to introduce new products or product enhancements on a timely basis, page 17

5. We note from the disclosure on page 32 that your current product experiences competitive disadvantages because it does not include features offered in products of competitors, such as automatic infection monitoring and anti-spoofing protection. The risk that results from the uncertainty as to whether you will be able to develop new products or add product enhancements will be more concrete and more specifically tied to your current circumstances if the risk factor refers to the product deficiencies that management has perceived.

6. Please refer to prior comment 15. We note the revised disclosure that your current cash reserves will fund the company for the next 15 – 17 months.

Because you have sufficient funds to meet your short-term cash requirements, a detailed discussion of financial needs that would have existed without the funds from the debenture agreements appears unnecessary, since there is no deficiency in financing.

7. Please refer to prior comment 20. Please clarify the status and breadth of the restructuring program. Although the risk factor on page 13 refers to the risks that may result if your restructuring program is not successful, it appears from your other disclosure that the restructuring program was the attempt to transition from a license fee revenue model to an advertising based revenue model, which attempt was abandoned in January 2006. Your disclosure in Management's Discussion and Analysis quantifies measures taken in this regard whereas the risk factor states merely that a "large portion" of your financial and personnel resources were devoted to pursuing the business plan. Consistent with our prior comment, please discuss the costs associated with the restructuring effort in quantitative terms. Finally, we note your statement in Note C to the unaudited financial statements that the "Company is in the process of implementing a new business plan, which is designed to build a new revenue model based upon the Company's prior development and marketing successes." Please revise your risk factor discussion and Management's Discussion and Analysis to the extent necessary to clarify whether you are continuing to implement a restructuring program or whether the restructuring program is an abandoned effort.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 21

8. We have considered your response to prior comment number 29 and do not believe you have addresses the issues raised in that comment. In this regard, it does not appear that you have adequately explained to us how you have determined VSOE for PCS in your SpyHunter 2.0 and 2.7 software arrangements. As previously requested, explain to us how you have determined VSOE of fair value for the elements included in your software arrangements. Explain why you believe your method of determining VSOE of fair value complies with paragraph 10 of SOP 97-2. Also, explain how you have considered paragraph 12 of SOP 97-2 for arrangements where VSOE does not exist for allocation of revenue.

Results of Operations For the Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

Expenses, page 23

9. We note your response to prior comment number 34 as well as the revised disclosures on page 24. We believe that use of the phrase "actual sales" may create the unwarranted impression that amounts reflected in your consolidated statements of operations are not actual amounts. To avoid investor confusion, please revise your disclosure to remove the phrase "actual sales". As an alternative, consider the use of a term such as "current sales" or a similar term. If you continue to disclose the measure with an alternative name, please revise your discloses to describe why you believe disclosure of such measure is useful to an investor.

Principal Stockholders, page 40

10. Please refer to prior comment 57. We note your revisions to the table and we reissue our prior comment in part. Please further revise the table and footnotes to provide all the required information as to each of the classes of voting and equity securities of the issuer.   Footnote 2 does not indicate the number of preferred shares held by each of the holders of more than five percent of that class, nor is the percentage ownership of the preferred class disclosed for each of those owners. With respect to the common stock beneficially owned by each of the holders of preferred stock, their beneficial ownership of commons stock should include all shares of common stock underlying their preferred shares that the holder may obtain within 60 days. The percentage ownership should be computed in accordance with Instruction 3 to Item 403 of Regulation S-B.

11. Please revise the presentation to indicate the shares Messrs. Stark and Estevez have a right to acquire within sixty days from the conversion privileges, which are described in the section titled Description of Securities.

Description of Securities, page 43

12. We note your revisions to this section in response to prior comment 24. Please revise the table to identify clearly the amounts that are provided in dollar terms, such as the $1,000,000 held by Dutchess versus the 14.285 million shares of common stock that issuable upon conversion. We note the dollar sign at the top of the last column.

13. Please refer to prior comment 47. Please include in the prospectus, where you state that your plans may include pursuing acquisitions, the representation that you have no current plans, proposals or arrangements to acquire other businesses.

14. Please revise the description of the conversion rights of the Series A preferred stock to explain clearly and concisely the material terms of the conversion features. Specifically, the right to convert and automatic conversion provisions described in Article 3 of the Certificate of Designation of the Series A Convertible Preferred Stock should be clearly described. Replace the vague reference to "certain adjustments" to the fixed conversion price with specific language as to the nature and extent of the adjustment features. Once you have described the material terms of the preferred, explain in clearer terms how the conversion of the preferred operates "in tandem" with the conversion features of the debentures. Specifically explain how the adjustments to the conversion rate of the debentures impacts the adjustment to the conversion rate of the preferred. In revising the description of the preferred, please use clear and concise terms and avoid the use of legal jargon.

15. Please revise the example you use to illustrate the interplay between the two securities to better explain how they interact. It is unclear, for example, how you determined that the minimum amount of dilution to be experienced by the preferred holders is 15%. In revising your example, please cite us to the provisions of the debentures and the preferred stock agreements that form the basis of your conclusions.

Certain Relationships and Related Transactions, page 41

16. Please refer to prior comment 59. We note from the filed agreement that in addition to the cash payment of $500,000, Jesup & Lamont was also to receive a $15,000 success fee and 600,000 shares in the company. Describe these arrangements and the terms on which any such payments have been or are to be made.

Selling Stockholders, page 45

17. Please include here a materially complete description of the debenture agreements that describes in a clear manner the conversion rate, adjustments to the conversion rate, the discount rate and other material features of the debentures. Alternatively, you may locate the discussion in the section titled Description of Securities and include here a cross-reference to that section.

Financial Statements

Interim Financial Statements

General

18. We note that you have made material revisions to your financial statements as of and for the six month period ended June 30, 2006. In this regard, we note the changes related to your accounting for the convertible debentures. Explain how you have considered making corresponding revisions to your quarterly report on Form 10-QSB for the six months ended June 30, 2006. Similarly, explain how you have considered your reporting obligations under Item 4.02 of Form 8-K.

19. In light of the revisions to your financial statements for the six months ended June 30, 2006, explain to us the basis for your conclusion that your disclosure controls and procedures were effective as of June 20, 3006.

Condensed Statement of Operations, page F-3

20. We note your response to prior comment number 65. It is unclear to us why you believe that you do not have multiple element arrangements. In this regard, we note that your arrangements appear to contain both a license of your software and PCS services. Please explain to us why you believe this does not represent a multiple element arrangement and refer to the specific authoritative literature you relied upon in making this conclusion. If you conclude that you do have multiple element arrangements, please revise the line item "Sales of Software Product" to clarify that the reported amounts include amounts attributable to PCS.

21. We note the line item "beneficial conversion interest expense." This does not appear to be an appropriate description of the expenses included in this line item. In this regard, we note that this line item appears to represent the fair value adjustments for derivatives and warrants.

Consolidated Statements of Cash Flows, page F-5

22. We note your presentation, on a disaggregated basis, of the financial statement impact of issuance of the convertible debentures. This presentation appears to have the effect of presenting as financing cash flows various line items that are not financing cash flows. Revise your presentation to limit your reporting of financing cash flows to the net cash flow of the transaction. Please note that it appears that the cash inflow from the issuance of convertible debentures was $405,000. If you believe additional details of the transaction would be helpful to investors, consider providing corresponding disclosure in the notes to your financial statements.

Note G – Secured Convertible Debentures Due 2011, page F-10

23. We note you have concluded that the conversion feature is an embedded derivative that requires bifurcation. However, we note that your response to

prior comment number 36 did not address how you concluded that bifurcation was appropriate. Therefore, please provide a comprehensive analysis which supports your conclusion that the conversion option should be bifurcated. As part of your response, ensure that you address the issues raised in prior comment number 36.

24. We note that you have recorded a warrant liability as of June 30, 2006. Please provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 that supports your conclusion that the warrants are a liability. As previously requested please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1. In this regard, please tell us which view you use when accounting for warrants with registration rights that provide for liquidated damages.

25. Please describe, in reasonable detail, the methods and assumptions you used when valuing both the conversion option and the warrants. As part of your response, please explain the basis for the valuation model you selected. Please provide a separate analysis for the conversion option and the warrants.

Note J – Stock Option Plan, page F-11

26. Your response to prior comment number 64 indicates that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 of SFAS 123R yet we are unable to locate all of the disclosures. Please explain to us how you have addressed each of the required disclosures. To the extent that any required disclosures have been omitted, revise your disclosures accordingly. For additional guidance, please see the example disclosures in paragraph A241 of SFAS 123R.

Annual Financial Statements

Note K – Stock Option Plan, page F-26

27. Your response indicates that you have provided the disclosures on page F-11. However, we note that the disclosures required by paragraphs 45 to 48 of SFAS 123, and not SFAS 123R, are required in your annual financial statements. Therefore, please tell us how you considered the disclosures required by paragraphs 45 to 48 of SFAS 123 when preparing your financial statements for the year ended December 31, 2005.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Davis at 202-551-3408 or Brad Skinner, Accounting Branch Chief, at 202-551-3489, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 212-536-3901
        Uche D. Ndumele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham